EXHIBIT 11.1

Exhibit 11.1 - Computation of Earnings per Share

March 31, 2005
Restated
Basic:

Net Loss	($697,332)

Average shares:
Common shares issued	87,715,910
Average shares outstanding	87,715,910

Net income per common share, basic	($0.01)

Diluted:

Net Loss	($697,332)

Average shares:
Common shares issued	98,207,410
Average shares outstanding	87,715,910

Net income per common share, basic	($0.01)